Filed by Alerus Financial Corporation

(Commission File No.: 001-39036)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HMNF

(Commission File No.: 0-24100)

Date: May 15, 2024

The following letter was mailed to clients of HMN Financial Inc. on May 15, 2024.

1016 Civic Center Drive Rochester, MN 55901	507-535-1200 Direct www.justcallhome.com

May 15, 2024

Dear Home Federal client,

An exciting new chapter is unfolding at Home Federal Savings Bank. We are pleased to announce Home Federal has entered into a definitive agreement to merge with Alerus, a commercial wealth bank and national retirement services provider with headquarters in Grand Forks, North Dakota, and the Twin Cities. Subject to customary approvals, the merger is expected to be complete later this year.

We carefully selected Alerus as our partner and will work closely with them to ensure a smooth transition for you. We have been dedicated to serving our clients and our communities for 90 years. Partnering with Alerus continues that tradition while providing opportunities to better serve our communities, employees, and you.

You may be curious why we are partnering with Alerus. In recent years, consolidation has been an ongoing trend within the banking industry. It is becoming increasingly common for banks like Home Federal to join with similar organizations in order to continue growing and providing the best services possible, while maintaining the important attributes of a community bank.

Alerus is a good match for Home Federal for many reasons. We share similar values, emphasizing client relationships over transactions and focusing on helping clients grow and thrive for long-term financial success. Like Home Federal, Alerus is a Member FDIC insured bank. It also offers a full suite of financial services, including consumer and business banking, mortgage, wealth services, and retirement and benefits, which will expand our capabilities and opportunities available to you. Finally, Alerus is the right size to meet almost any financial need without sacrificing the personalized service you are accustomed to receiving. Alerus has grown to become a large organization, but its roots run deep in community banking. They are committed to doing the right thing for clients, employees, and community.

We are excited for the new opportunities this partnership brings to our employees and you. For now, it’s business as usual. Loan payments should continue to be made the same as usual, and there will be no changes with your accounts, interest rates, or how you conduct banking business in the immediate future. Our name, products, and services will remain unchanged until the merger is complete. We will give you plenty of notice when the time comes to transition to Alerus. In the meantime, if you have any questions about this change, please contact our team or stop by one of our branches. Your business is very important to us. We value our relationship and look forward to continuing to serve you.

Sincerely,

Bradley Krehbiel

President and Chief Executive Officer

Member FDIC	Enhancing the financial well-being of our clients and community one relationship at a time.

Special Note Concerning Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of HMNF and Alerus and certain plans, expectations, goals, projections and benefits relating to the Merger, all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements HMNF makes regarding the ability of HMNF and Alerus to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the merger of HMNF with and into Alerus (the “Merger”), the potential effects of the proposed Merger on both HMNF and Alerus, the possibility of any termination of the Merger Agreement, and any potential downward adjustment in the Exchange Ratio.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by HMNF and Alerus with the SEC, risks and uncertainties for HMNF, Alerus and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of HMNF’s operations with those of Alerus will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of HMNF’s or Alerus’ stockholders to adopt the Merger Agreement, or the failure of Alerus’ stockholders to approve the issuance of Alerus common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on HMNF’s, Alerus’ or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the amount HMNF’s stockholders’ equity as of the closing date of the Merger and any potential downward adjustment in the Exchange Ratio; (13) the dilution caused by Alerus’ issuance of additional shares of Alerus common stock in connection with the Merger; and (14) changes in the global economy and financial market conditions and the business, results of operations and financial condition of HMNF, Alerus and the combined company. Please refer to each of HMNF’s and Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023, as well as both parties’ other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither HMNF nor Alerus undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

Alerus will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of HMNF and Alerus that also constitutes a prospectus of Alerus, which will be sent to the stockholders of HMNF and Alerus. Before making any voting decision, the stockholders of HMNF and Alerus are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about HMNF, Alerus and the proposed transaction. When filed, this document and other documents relating to the Merger filed by HMNF can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings” and Alerus’ website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from HMNF upon written request to HMN Financial, Inc., Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200 or from Alerus upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North Dakota 58201 or by calling (701) 795-3200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. HMNF, Alerus, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of HMNF and Alerus in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of HMNF and Alerus will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Security holders may also obtain information regarding the names, affiliations and interests of HMNF’s directors and executive officers in the definitive proxy statement of HMNF relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 21, 2024 and HMNF’s Annual Report on Form 10-K/A for the year ended December 31, 2023 filed with the SEC on March 19, 2024. Security holders may obtain information regarding the names, affiliations and interests of Alerus’ directors and executive officers in the definitive proxy statement of Alerus relating to its 2024 Annual Meeting of Stockholders filed with the SEC on March 25, 2024 and on Alerus’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 8, 2024. To the extent the holdings of HMNF securities by HMNF’s directors and executive officers or the holdings of Alerus securities by Alerus’ directors and executive officers have changed since the amounts set forth in HMNF’s or Alerus’ respective proxy statement for its 2024 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”